BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

September 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Narragansett Tax-Free Income Fund (File Nos. 33-48696 and 811-6707)
Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)
Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:

This letter is to respond to additional comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission in connection with the response (the “Response”) filed by the Registrants to the Staff’s comments regarding Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of Aquila Narragansett Tax-Free Income Fund and Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Hawaiian Tax-Free Trust (the “Original Comments”).  Following are the Staff’s additional comments and the Registrants’ responses thereto:

1.	Comment:
The Staff noted that in the Response, the Registrants disagreed with the Staff’s view, set forth in the Original Comments, that Form N-1A and Rule 411 under the Securities Act of 1933 permit only the financial highlights from the Fund’s report to shareholders to be incorporated by reference into the Statutory Prospectus.  The Staff reiterated its position and requested that the Registrants revise each Fund’s prospectus accordingly.

	Response:	Each Registrant confirms that it will revise the applicable Fund’s prospectus to address the Staff’s comment in connection with the next update of such Fund’s registration statement.

2.	Comment:
The Staff noted Hawaiian Tax-Free Trust states that it has a fundamental investment policy, pursuant to which “the Trust cannot buy the obligations of issuers in any one industry if more than 25% of its total assets would then be invested in securities of issuers of that industry; Hawaiian Obligations (except for the industrial development bonds…), U.S. Government Securities and domestic bank obligations are not included in this limit.”  The Staff noted that in the Response, Hawaiian Tax-Free Trust acknowledged the Staff’s position that domestic bank obligations may only be excepted by a money market fund from the Fund’s concentration policy, but did not revise the disclosure to address the Staff’s comment.

Response:
Hawaiian Tax-Free Trust notes that it did not revise the disclosure to address the Staff’s comment because such disclosure is part of the Fund’s fundamental investment policy, and may not be changed without shareholder approval.  Hawaiian Tax-Free Trust notes that the Fund could not invest more than 25% of its total assets in domestic bank obligations without violating the fundamental investment policy that requires it to invest at least 80% of its assets in municipal obligations that pay interest exempt in the opinion of bond counsel from Hawaii state and regular Federal income taxes.  Accordingly, Hawaiian Tax-Free Trust respectfully submits that it would not be in the shareholders’ interest to incur the expense of obtaining shareholder approval to revise the disclosure to address the Staff’s comment.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Narragansett Tax-Free Income Fund
Hawaiian Tax-Free Trust
380 Madison Avenue, Suite 2300
New York, New York 10017

September 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Narragansett Tax-Free Income Fund (File Nos. 33-48696 and 811-6707)
Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)
Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of Aquila Narragansett Tax-Free Income Fund and Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Hawaiian Tax-Free Trust, each filed on May 24, 2013, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Sincerely,

    Aquila Narragansett Tax-Free Income Fund
    Hawaiian Tax-Free Trust

    By: /s/ Charles E. Childs, III

Name:  Charles E. Childs, III
Title:    Secretary